Exhibit 99.1

Aptose Biosciences Announces Appointment of Dr. Erich Platzer to Board of Directors

Adds Commercial Expertise to Board

SAN DIEGO and TORONTO, Dec. 15, 2014 /CNW/ - Aptose Biosciences Inc. (NASDAQ: APTO, TSX: APS), a clinical-stage company developing new therapeutics and molecular diagnostics that target the underlying mechanisms of cancer, today announced the appointment of Dr. Erich M. Platzer, oncology industry veteran and venture investor, to the Board of Directors.

"We are pleased to welcome Dr. Platzer to Aptose's Board of Directors. He brings considerable product development, clinical trial management, licensing and commercialization expertise from his career in the pharmaceutical industry." said William G. Rice, Ph.D., Chairman, President and Chief Executive Officer. "Dr. Platzer also has a rich background in oncology and hematology from both the clinical and business perspectives. At a time in which we are advancing our lead anti-cancer program APTO-253 through clinical development, Aptose is truly fortunate to benefit from his involvement and counsel at the Board level."

Dr. Platzer is a board certified physician in internal medicine, hematology and medical oncology. Previously, Dr. Platzer was business director of oncology, global strategic marketing and therapeutic area head of oncology at Roche, Basel, where he also served as medical director in oncology and global development project leader. Dr. Platzer is a director of Swiss Business Angel Groups, StartAngels and BioBAC and has served as a pharmaceutical industry expert on the board of directors of multiple biotech companies. Dr. Platzer co-founded and currently serves as an investment advisor to HBM Partners AG, a global leader in healthcare investing. At HBM, he focuses on private equity and venture capital investments in start-up companies, specifically in the areas of oncology, inflammatory diseases and CNS. He is the author of more than 35 scientific papers. Dr. Platzer graduated from the Medical School and the Institute of Clinical Immunology and Rheumatology of the University of Erlangen in 1979, where he later also received the "Dr. med. habil." (M.D.,Ph.D.). He holds a "Vordiplom" (B.Sc.) in Mathematics and Physics from the University of Regensburg, Germany.

Aptose also announced that Brian Underdown, Ph.D., has resigned his seat on the Aptose Board of Directors. Dr. Underdown is a Managing Director of Lumira Capital, Investment Management, one of Canada's leading venture capital firms with offices in both Canada and the United States.  "Dr. Underdown has faithfully represented Lumira's interest in Aptose, and he always served Aptose in a thoughtful and constructive manner," said Dr. Rice. "On behalf of the Board of Directors, I would also like to thank Dr. Underdown for his contributions to Aptose and the Board."

About Aptose

Aptose Biosciences is a clinical-stage biotechnology company committed to discovering and developing personalized therapies addressing unmet medical needs in oncology. Aptose is advancing new therapeutics focused on novel cellular targets on the leading edge of cancer research, coupled with companion diagnostics to identify the optimal patient population for our products. The Company's small molecule cancer therapeutics pipeline includes products designed to provide enhanced efficacy with existing anti-cancer therapies and regimens without overlapping toxicities. Aptose Biosciences Inc. is listed on NASDAQ under the symbol APTO and on the TSX under the symbol APS.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to Aptose's plans, objectives, expectations and intentions and other statements including words such as "continue", "expect", "intend", "will", "should", "would", "may", and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied factors include, among others: changes in our stock price; our ability to meet listing requirements; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; stock market volatility; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled "Risk Factors" in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

SOURCE Aptose Biosciences Inc.

PDF available at: http://stream1.newswire.ca/media/2014/12/15/20141215_C9167_DOC_EN_43302.pdf

%CIK: 0000882361

For further information:

Aptose Biosciences
Greg Chow, CFO
416-798-1200
gchow@aptose.com

BCC Partners
Karen L. Bergman or Susan Pietropaolo
650-575-1509 or 845-638-6290
kbergman@bccpartners.com or spietropaolo@bccpartners.com

CO: Aptose Biosciences Inc.

CNW 08:00e 15-DEC-14